Exhibit 21.1

SENMIAO TECHNOLOGY LIMITED

List of Subsidiaries

Subsidiary	Place of Incorporation

Yicheng Financial Leasing Co., Ltd.	PRC
Sichuan Senmiao Zecheng Business Consulting Co., Ltd.	PRC
Hunan Ruixi Financial Leasing Co., Ltd.	PRC
Hunan Ruixi Automobile Leasing Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation

Sichuan Senmiao Ronglian Technology Co., Ltd.	PRC
Sichuan Jinkailong Automobile Leasing Co., Ltd.	PRC